Filed under Rule 433

File No. 333-224366-01

Final Term Sheet

Arizona Public Service Company

$600,000,000 3.35% Notes due 2050

May 19, 2020

Issuer:	Arizona Public Service Company

Expected Ratings:	A2 / A- / A (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	May 19, 2020

Settlement Date:	May 22, 2020 (T+3)

Security:	3.35% Notes due 2050

Principal Amount:	$600,000,000

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2020

Maturity Date:	May 15, 2050

Interest Rate:	3.35%

Benchmark Treasury:	2.00% due February 15, 2050

Benchmark Treasury Price / Yield:	113-29 / 1.425%

Spread to Benchmark Treasury:	+195 basis points

Yield to Maturity:	3.375%

Public Offering Price:	99.531% per note

Optional Redemption:	Make-whole call at any time prior to November 15, 2049 at Treasury rate plus 30 basis points and, thereafter, at par

CUSIP/ISIN:	040555 DB7 / US040555DB74

Joint Book-Running Managers:	Barclays Capital Inc.
Mizuho Securities USA LLC
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
BNY Mellon Capital Markets, LLC
BofA Securities, Inc.

Co-Managers:	Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

The following paragraph supplements, and is added to the end of the section “Underwriting (Conflicts of Interest)” on page S-19 of, the preliminary prospectus supplement dated May 19, 2020:

Notice to Prospective Japanese Investors

The notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948), as amended (the “Financial Instruments and Exchange Act”), and each underwriter has agreed that it has not offered or sold and will not offer or sell any notes, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person or entity resident in Japan, including any corporation or other entity organized under the laws of Japan), or to, or for the account or benefit of, others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Arizona Public Service Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Arizona Public Service Company has filed with the SEC for more complete information about Arizona Public Service Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Arizona Public Service Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Mizuho Securities USA LLC toll-free at (866) 271-7403, SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786 or TD Securities (USA) LLC toll-free at (855) 495-9846.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.